Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132340
PROSPECTUS
$250,000,000
Ferrellgas Partners, L.P.
Common Units
     This prospectus relates to up to $250,000,000 of common units representing limited partner interests in us that we may offer for sale in connection with acquisitions by us or our subsidiaries of the businesses, assets or securities of other entities.
     The amount and type of consideration that we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or the persons who control the businesses, assets or securities that we may acquire. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We expect that the price of the common units that we issue will be related to their market price, either when we agree to the particular acquisition, when we issue the common units or during some other negotiated period. We may issue common units at fixed offering prices, which may be changed, or at other negotiated prices. Once we know the actual information concerning a specific acquisition, we will be required to provide further information either by means of a post-effective amendment to the registration statement of which this prospectus is a part or by means of a prospectus supplement.
     We will pay all expenses of this offering. We do not expect to pay any underwriting discounts or commissions in connection with issuing these common units, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act.
     We may also permit individuals or entities who have received or will receive common units in connection with the acquisitions described above to use this prospectus to cover resales of those common units. If this happens, we will not receive any proceeds from the sale of those common units. See “Selling Unitholders” for information relating to resales of our common units pursuant to this prospectus.
     Ferrellgas Partners’ common units are traded on the New York Stock Exchange under the symbol “FGP.” On March 7, 2006, the last reported sales price for our common units as reported on the NYSE Composite Transactions tape was $22.13 per common unit.
     Investing in our securities involves risks. See “Risk Factors” beginning on page 2 of this prospectus and the section entitled “Risk Factors” in our most recently-filed Annual Report on Form 10-K for a discussion of the material risks involved in investing in our securities. See “Where You Can Find More Information” on page 31 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 24, 2006.

ABOUT THIS PROSPECTUS
     This prospectus is part of a “shelf” registration statement that we have filed with the SEC. Under the shelf registration process, we may, from time to time, offer common units representing limited partner interests in us to acquire other securities, businesses or assets. The aggregate offering prices of the common units that may be sold under this prospectus will not exceed $250,000,000. All of the common units offered by this prospectus may, subject to certain conditions, also be subsequently offered and resold from time to time pursuant to this prospectus by unitholders who receive our common units in those acquisitions.
     This prospectus gives you a general description of the common units that we may offer. Once we know the actual information concerning a specific acquisition, we will be required to provide further information either by means of a post-effective amendment to the registration statement of which this prospectus is a part, or by means of a prospectus supplement. You should read this prospectus and any applicable post-effective amendment or prospectus supplement, together with the additional information described under the heading “Where you Can Find More Information.”
     The information in this prospectus is accurate as of March 24, 2006. You should rely only on the information contained in this prospectus and the information we have incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus or the information we have incorporated by reference is accurate as of any date other than the date of the respective document or information, as applicable. If information in any of the documents we have incorporated by reference conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.
     This prospectus incorporates important business and financial information that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request to Ferrellgas Partners, L.P., Attn: Investor Relations, 7500 College Boulevard, Suite 1000, Overland Park, KS 66210, Telephone: (913) 661-1500. To ensure timely delivery of the requested information, you should make your request at least five business days before the date you must make your investment decision.
     YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND THE INFORMATION WE HAVE INCORPORATED BY REFERENCE AS DESCRIBED UNDER THE SECTION ENTITLED “WHERE YOU CAN FIND MORE INFORMATION.” WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

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PROSPECTUS SUMMARY
     This summary may not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other information incorporated by reference to understand fully the terms of our common units being offered hereunder, as well as the material tax and other considerations that may be important to you in making your investment decision. You should pay special attention to the section entitled “Risk Factors” beginning on page 2 of this prospectus and the section entitled “Item 1. Business—Risk Factors” in our most recently-filed Annual Report on Form 10-K, to determine whether an investment in our common units is appropriate for you. See “Where You Can Find More Information” on page 31 of this prospectus.
     In this prospectus, unless the context indicates otherwise:
•	“us,” “we,” “our,” or “ours,” refer to Ferrellgas Partners, L.P. together with its consolidated subsidiaries, except when used in connection with “common units,” in which case we refer only to Ferrellgas Partners, L.P. without its consolidated subsidiaries;

•	“Ferrellgas Partners” refers to Ferrellgas Partners, L.P. itself, without its consolidated subsidiaries;

•	“operating partnership” refers to Ferrellgas, L.P., together with its consolidated subsidiaries;

•	“general partner” refers to Ferrellgas, Inc.; and

•	“unitholders” refers to holders of common units of Ferrellgas Partners.
     Ferrellgas Partners, L.P. is a Delaware limited partnership. Its common units are listed on the New York Stock Exchange under the symbol “FGP.” Ferrellgas Partners is a holding entity that conducts no operations and has two direct subsidiaries, Ferrellgas Partners Finance Corp., a Delaware corporation, and its operating partnership, Ferrellgas, L.P., a Delaware limited partnership. Ferrellgas Partners’ activities are primarily conducted through the operating partnership. Ferrellgas Partners’ only significant assets are its approximate 99% limited partnership interest in the operating partnership and its 100% equity interest in Ferrellgas Partners Finance Corp. Ferrellgas Partners is the sole limited partner of the operating partnership.
     We are a leading distributor of propane and related equipment and supplies to customers primarily in the United States. We believe that we are the second largest retail marketer of propane in the United States, including the largest national provider of propane by portable tank exchange, as measured by our propane sales volumes in fiscal 2005.
     Ferrellgas Partners’ general partner, Ferrellgas, Inc., beneficially performs all management functions for Ferrellgas Partners and its subsidiaries, and holds a 1% general partner interest in Ferrellgas Partners and an approximate 1% general partner interest in the operating partnership. The general partner does not receive any management fee in connection with its management of Ferrellgas Partners or its subsidiaries, and does not receive any remuneration for its services as the general partner of Ferrellgas Partners and the operating partnership, other than reimbursement for all direct and indirect expenses it incurs in connection with Ferrellgas Partners’ operations and those of its subsidiaries.
     The parent company of the general partner, Ferrell Companies, Inc., beneficially owns approximately 31% of our outstanding common units. Ferrell Companies is owned 100% by an employee stock ownership trust, established in 1998 for the benefit of the employees of Ferrell Companies and the general partner.
     For additional information regarding our business, we refer you to our filings with the SEC incorporated by reference in this prospectus. See “Where You Can Find More Information.”
     Our executive offices are located at 7500 College Boulevard, Suite 1000, Overland Park, KS 66210, and our telephone number is (913) 661-1500.

RISK FACTORS
     Before you invest in our common units, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, the applicable amendment to the registration statement of which this prospectus is a part, or the applicable prospectus supplement, as well as the documents we have incorporated by reference, before purchasing the common units to which this prospectus relates.
     Investing in our common units is speculative and involves significant risk. Any of the risks described in this prospectus, the applicable amendment to the registration statement of which this prospectus is a part, or the applicable prospectus supplement, as well as the documents we have incorporated by reference, could impair our business, financial condition or results of operations. Any impairment may affect our ability to make distributions to our unitholders. In addition, the trading price of our common units could decline and you could lose all or part of your investment.
Risks Inherent in the Distribution of Propane
Weather conditions may reduce the demand for propane; our financial condition is vulnerable to warm winters and poor weather in the grilling season.
     Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Accordingly, our sales volumes of propane are highest during the five-month winter-heating season of November through March and are directly affected by the temperatures during these months. During fiscal 2005, approximately 59% of our propane sales volume was attributable to sales during the winter-heating season. Actual weather conditions can vary substantially from year to year, which may significantly affect our financial performance. Furthermore, variations in weather in one or more regions in which we operate can significantly affect our total propane sales volume and therefore our realized profits. A negative effect on our sales volume may in turn affect our results of operations. The agricultural demand for propane is also affected by weather, as dry or warm weather during the harvest season may reduce the demand for propane used in some crop drying applications.
     Our portable tank exchange operations experience higher volumes in the spring and summer, which includes the majority of the grilling season. Sustained periods of poor weather, particularly in the grilling season, can negatively affect our portable tank exchange revenues. In addition, poor weather may reduce consumers’ propensity to purchase and use grills and other propane-fueled appliances thereby reducing demand for portable tank exchange as well as the demand for our outdoor products.
The impact of hurricanes Katrina and Rita could have a material adverse effect on our business, financial condition and results of operations.
     In the fall of 2005, hurricanes Katrina and Rita struck the coast of a number of states on the Gulf of Mexico, including Texas, Louisiana, Mississippi and Alabama. The hurricanes destroyed thousands of business structures and homes. It is not possible at this time to determine either the short- or long-term effects the hurricanes may have on our business. Following the hurricanes, oil and gas prices have increased and supplies have decreased. It is likely that there will be disruptions in the supply chain for oil and gas products. Disruptions in supply could have a material adverse effect on our business, financial condition and results of operations. Damages and higher prices caused by the hurricanes could have an adverse effect on our financial condition due to the impact on the financial condition of our customers located in the Gulf Coast region and elsewhere in the United States.
The propane distribution business is highly competitive, which may negatively affect our sales volumes and/or our results of operations.
     Our profitability is affected by the competition for customers among all of the participants in the propane distribution business. We compete with a number of large national and regional firms and several thousand small independent firms. Because of the relatively low barriers to entry into the propane market, there is the potential for small independent propane distributors, as well as other companies not previously engaged in propane distribution, to compete with us. In recent years, some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution. As a result, we are subject to the risk of additional competition in the future. Some of our competitors may have greater financial resources than we do. Should a competitor attempt to increase market share by reducing prices, our operating margins and customer base may be negatively impacted. Generally, warmer-than-normal weather further intensifies competition. We believe that our ability to compete effectively depends on our service reliability, our responsiveness to customers, our ability to maintain competitive propane prices and control our operating expenses.

The propane distribution industry is a mature one, which may limit our growth.
     The propane distribution industry is a mature one. We foresee only limited growth in total national demand for propane in the near future. Year-to-year industry volumes are primarily impacted by fluctuations in temperatures and economic conditions. Our ability to grow our sales volumes within the propane distribution industry is primarily dependent upon our ability to acquire other propane distributors and upon the success of our marketing efforts to acquire new customers. If we are unable to compete effectively in the propane distribution business, we may lose existing customers or fail to acquire new customers.
The propane distribution business faces competition from other energy sources, which may reduce the existing demand for our propane.
     Propane competes with other sources of energy, some of which are less costly for equivalent energy value. We compete for customers against other propane suppliers and against suppliers of electricity, natural gas and fuel oil. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity. Except for some industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because such pipelines generally make it possible for the delivered cost of natural gas to be less expensive than the bulk delivery of propane. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital cost required to expand distribution and pipeline systems, however, the gradual expansion of the nation’s natural gas distribution systems has resulted in the availability of natural gas in areas that were previously dependent upon propane. Although propane is similar to fuel oil in some applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other and due to the fact that both fuel oil and propane have generally developed their own distinct geographic markets. We cannot predict the effect that the development of alternative energy sources might have on our operations.
Energy efficiency and technology advances may affect demand for propane; increases in propane prices may cause our residential customers to increase their conservation efforts.
     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has reduced the demand for propane in our industry. We cannot predict the materiality of the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on our operations. As the price of propane increases, some of our customers tend to increase their conservation efforts and thereby decrease their consumption of propane. We cannot predict the materiality of the effect of those decreases on our financial results.
Current economic and political conditions may harm the energy business disproportionately to other industries.
     Deteriorating regional and global economic conditions and the effects of ongoing military actions against terrorists may cause significant disruptions to commerce throughout the world. If those disruptions occur in areas of the world which are tied to the energy industry, such as the Middle East, it is most likely that our industry will be either affected first or affected to a greater extent than other industries. These conditions or disruptions may:
•	impair our ability to effectively market or acquire propane; or

•	impair our ability to raise equity or debt capital for acquisitions, capital expenditures or ongoing operations.
Fuel prices are currently at high levels and rising fuel prices may adversely affect our profits.
     Fuel is a significant operating expense for us in connection with the delivery of propane to our customers. Rising fuel prices have resulted in increased transportation costs to us. The price and supply of fuel is unpredictable and fluctuates based on events we cannot control, such as geopolitical developments, supply and demand for oil and gas, actions by oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and weather concerns. As a result, current fuel prices, and any increases in these prices, may adversely affect our profitability and competitiveness.
The revenues received from our portable tank exchange are concentrated with a limited number of retailers under non-exclusive arrangements that may be terminated at will.
     The propane gallons sales that we generate from our delivery of propane by portable tank exchange are concentrated with a limited number of retailers. If one or more of these retailers were to materially reduce or terminate its business with us, the results from our delivery of propane by portable tank exchange operations may suffer. For fiscal 2005, Wal*Mart, Lowe’s, and Home Depot represented approximately 31%, 16% and 14% of our portable tank exchange’s net revenues, respectively. None of our significant retail accounts associated with our portable tank exchange operations are contractually bound to offer portable tank exchange service or products. Therefore, retailers can discontinue our delivery of propane to them by portable tank exchange service, or sales of our propane related products, at any time and accept a competitor’s delivery of propane by portable tank exchange, or its related propane products or none at all.

Continued relations with a retailer depend upon various factors, including price, customer service, consumer demand and competition. In addition, most of our significant retailers have multiple vendor policies and may seek to accept a competitor’s delivery of propane by portable tank exchange, or accept products competitive with our propane related products, at new or existing locations of these significant retailers. If any significant retailer materially reduces, terminates or requires price reductions or other adverse modifications in our selling terms, our results from our delivery of propane by portable tank exchange operations may suffer.
If the distributors that our customers rely upon for the delivery of propane by portable tank exchange do not perform up to the expectations of such customers, if we encounter difficulties in managing the operations of these distributors or if we or these distributors are not able to manage growth effectively, our relationships with our customers may be adversely impacted and our delivery of propane by portable tank exchange may suffer.
     We rely primarily on our distributors to deliver our propane for a retailer’s portable tank exchange service. Accordingly, our success depends on our ability to maintain and manage distributor relationships and operations and on the distributors’ ability to set up and adequately service accounts. Many of our distributors are independent, and we exercise only limited influence over the resources that these distributors devote to the delivery of propane by portable tank exchange. National retailers impose demanding service requirements on us, and we could suffer a loss of consumer or retailer goodwill if our distributors do not adhere to our quality control and service guidelines or fail to ensure the timely delivery of an adequate supply of propane by portable tank exchange at retail locations. The poor performance of a single distributor to a national retailer could jeopardize our entire relationship with that retailer and cause our delivery of propane by portable tank exchange to that particular retailer to suffer. In addition, the number of retail locations accepting delivery of our propane by portable tank exchange and, subsequently, the retailer’s corresponding sales have historically grown significantly along with the creation of our distributor network. Accordingly, our distributors must be able to adequately service an increasing number of retail accounts. If we or our independent distributors fail to manage growth effectively, our financial results from our delivery of propane by portable tank exchange may suffer.
If we are unable to manage the impact of overfill prevention device valve guidelines, our delivery of propane by portable tank exchange may suffer.
     Guidelines published by the National Fire Protection Association in the current form of Pamphlet 58 and adopted in many states require that all portable propane tanks refilled after April 1, 2002 must be fitted with an overfill prevention valve. If we or our distributors cannot satisfy the demand for compliant portable propane tanks such that our retailers maintain an adequate supply, our retailer relationships and our delivery of propane by portable tank exchange may suffer. In addition, for some of our customers, we have fixed in advance the price of propane per portable tank exchange unit charged to our retailers. When pricing, we make assumptions with regard to the number of portable tanks that will already have an overfill prevention valve when presented for exchange, on which our margins will be greater, and the number of tanks that will need an overfill prevention valve. If our actual experience is inconsistent with our assumptions, our margins on sales to that retailer may be lower than expected, which may have an adverse effect on our financial condition and results of operations of our delivery of propane by portable tank exchange.
We depend on particular management information systems to effectively manage all aspects of our delivery of propane.
     We depend on our management information systems to process orders, manage inventory and accounts receivable collections, maintain distributor and customer information, maintain cost-efficient operations and assist in delivering propane on a timely basis. In addition, our staff of management information systems professionals relies heavily on the support of several key personnel and vendors. Any disruption in the operation of those management information systems, loss of employees knowledgeable about such systems, termination of our relationship with one or more of these key vendors or failure to continue to modify such systems effectively as our business expands could negatively affect our business.
Potential retail partners may not be able to obtain necessary permits or may be substantially delayed in obtaining necessary permits, which may adversely impact our ability to increase our delivery of propane by portable tank exchange to new retail locations.
     Local ordinances, which vary from jurisdiction to jurisdiction, generally require retailers to obtain permits to store and sell propane tanks. These ordinances influence retailers’ acceptance of propane by portable tank exchange, distribution methods, propane tank packaging and storage. The ability and time required to obtain permits varies by jurisdiction. Delays in obtaining permits have from time to time significantly delayed the installation of new retail locations. Some jurisdictions have refused to issue the necessary permits, which has prevented some installations. Some jurisdictions may also impose additional restrictions on our ability to market and our distributors’ ability to transport propane tanks or otherwise maintain its portable tank exchange services.

Risks Inherent to Our Business
Our substantial debt and other financial obligations could impair our financial condition and our ability to fulfill our obligations.
     We have substantial indebtedness and other financial obligations. As of January 31, 2006:
•	we had total indebtedness of approximately $964.1 million;

•	Ferrellgas Partners had partners’ capital of approximately $317.3 million;

•	the operating partnership had availability under its bank credit facility of approximately $238.5 million; and

•	we had aggregate future minimum rental commitments under non-cancelable operating leases of approximately $118.3 million; provided, however, if we elect to purchase the underlying assets at the end of the lease terms, such aggregate buyout would be $26.2 million.
     The operating partnership has issued notes with maturity dates ranging from fiscal 2007 to 2014, that bear interest at rates ranging from 6.75% to 8.87%. These notes do not contain any sinking fund provisions but do require annual aggregate principal payments, without premium, during the following fiscal years of approximately:
•	$58.0 million — 2007;

•	$90.0 million — 2008;

•	$52.0 million — 2009;

•	$73.0 million — 2010;

•	$82.0 million — 2011; and

•	$320.0 million — 2014.
     Amounts outstanding under the operating partnership’s bank credit facility will be due on April 22, 2010. All of the indebtedness and other obligations described above are obligations of the operating partnership except for $268.0 million of senior debt due 2012 issued by Ferrellgas Partners and Ferrellgas Partners Finance Corp. This $268.0 million in principal amount of senior notes also contain no sinking fund provisions.
     Subject to the restrictions governing the operating partnership’s indebtedness and other financial obligations and the indenture governing Ferrellgas Partners’ outstanding senior notes due 2012, we may incur significant additional indebtedness and other financial obligations, which may be secured and/or structurally senior to any debt securities we may issue.
     Our substantial indebtedness and other financial obligations could have important consequences to our security holders. For example, it could:
•	make it more difficult for us to satisfy our obligations with respect to our securities;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is, and will continue to be, at variable rates of interest;

•	impair our operating capacity and cash flows if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•	require us to dedicate a substantial portion of our cash flow to payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund distributions, working capital, capital expenditures and other general partnership requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.
Ferrellgas Partners or the operating partnership may be unable to refinance their indebtedness or pay that indebtedness if it becomes due earlier than scheduled.
     If Ferrellgas Partners or the operating partnership are unable to meet their debt service obligations or other financial obligations, they could be forced to restructure or refinance their indebtedness and other financial transactions, seek additional equity capital or sell their assets. They may then be unable to obtain such financing or capital or sell their assets on satisfactory terms, if at all. Their failure to make payments, whether after acceleration of the due date of that indebtedness or otherwise, or our failure to refinance the indebtedness would impair their operating capacity and cash flows.
Restrictive covenants in the agreements governing our indebtedness and other financial obligations may reduce our operating flexibility.
     The indenture governing the outstanding notes of Ferrellgas Partners and the agreements governing the operating partnership’s indebtedness and other financial obligations contain, and any indenture that will govern debt securities issued by Ferrellgas Partners or the operating partnership may contain, various covenants that limit our ability and the ability of specified subsidiaries of ours to, among other things:
•	incur additional indebtedness;

•	make distributions to our unitholders;

•	purchase or redeem our outstanding equity interests or subordinated debt;

•	make specified investments;

•	create or incur liens;

•	sell assets;

•	engage in specified transactions with affiliates;

•	restrict the ability of our subsidiaries to make specified payments, loans, guarantees and transfers of assets or interests in assets;

•	engage in sale-leaseback transactions;

•	effect a merger or consolidation with or into other companies or a sale of all or substantially all of our properties or assets; and

•	engage in other lines of business.
     These restrictions could limit the ability of Ferrellgas Partners, the operating partnership and our other subsidiaries:
•	to obtain future financings;

•	to make needed capital expenditures;

•	to withstand a future downturn in our business or the economy in general; or

•	to conduct operations or otherwise take advantage of business opportunities that may arise.
     Some of the agreements governing our indebtedness and other financial obligations also require the maintenance of specified financial ratios and the satisfaction of other financial conditions. Our ability to meet those financial ratios and conditions can be affected by unexpected downturns in business operations beyond our control, such as significantly warmer than normal weather, a volatile energy commodity cost environment or an economic downturn. Accordingly, we may be unable to meet these ratios and conditions. This failure could impair our operating capacity and cash flows and could restrict our ability to incur debt or to make cash distributions, even if sufficient funds were available.
     Our breach of any of these covenants or the operating partnership’s failure to meet any of these ratios or conditions could result in a default under the terms of the relevant indebtedness, which could cause such indebtedness or other financial obligations, and by reason of cross-default provisions, any of Ferrellgas Partners’ or the operating partnership’s other outstanding notes or future debt securities, to become immediately due and payable. If we were unable to repay those amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral, if any. If the lenders of the operating partnership’s indebtedness or other financial obligations accelerate the repayment of borrowings or other amounts owed, we may not have sufficient assets to repay our indebtedness or other financial obligations, including our outstanding notes and any future debt securities.
Our results of operations and our ability to make distributions or pay interest or principal on debt securities could be negatively impacted by price and inventory risk and management of these risks.
     The amount of gross profit we make depends significantly on the excess of the sales price over our costs to purchase and distribute propane. Consequently, our profitability is sensitive to changes in energy prices, in particular, changes in wholesale propane prices. Propane is a commodity whose market price can fluctuate significantly based on changes in supply, changes in other energy prices or other market conditions. We have no control over these market conditions. In general, product supply contracts permit suppliers to charge posted prices plus transportation costs at the time of delivery or the current prices established at major delivery points. Any increase in the price of product could reduce our gross profit because we may not be able to immediately pass rapid increases in such costs, or costs to distribute product, on to our customers.
     While we generally attempt to minimize our inventory risk by purchasing product on a short-term basis, we may purchase and store propane or other natural gas liquids depending on inventory and price outlooks. We may purchase large volumes of propane at the then current market price during periods of low demand and low prices, which generally occurs during the summer months. The market price for propane could fall below the price at which we made the purchases, which would adversely affect our profits or cause sales from that inventory to be unprofitable. A portion of our inventory is purchased under supply contracts that typically have a one-year term and at a price that fluctuates based on the prevailing market prices. Our contracts with our independent portable tank exchange distributors provide for a portion of our payment to the distributor to be based upon a price that fluctuates based on the prevailing propane market prices. To limit our overall price risk, we may purchase and store physical product and enter into fixed price over-the-counter energy commodity forward contracts, swaps and options that have terms of up to 18 months. This strategy may not be effective in limiting our price risk if, for example, weather conditions significantly reduce customer demand, or market or weather conditions prevent the delivery of physical product during periods of peak demand, resulting in excess physical product after the end of the winter heating season and the expiration of related forward or option contracts.
     Some of our sales are pursuant to commitments at fixed prices. To manage these commitments, we may purchase and store physical product and/or enter into fixed price-over-the-counter energy commodity forward contracts and options. We may enter into these agreements at volume levels that we believe are necessary to mitigate the price risk related to our anticipated sales volumes under the commitments. If the price of propane declines and our customers purchase less propane than we have purchased from our suppliers, we could incur losses when we sell the excess volumes. If the price of propane increases and our customers purchase more propane than we have purchased from our suppliers, we could incur losses when we are required to purchase additional propane to fulfill our customers’ orders. The risk management of our inventory and contracts for the future purchase of product could impair our profitability if the price of product changes in ways we do not anticipate.
     We also purchase and sell derivatives to manage other risks associated with commodity prices. Our risk management trading activities use various types of energy commodity forward contracts, options and swaps traded on the over-the-counter financial markets and futures and options traded on the New York Mercantile Exchange to manage and hedge our exposure to the volatility of floating commodity prices and to protect our inventory positions. These risk management trading activities are based on our management’s estimates of future events and prices and are intended to generate a profit which we then apply to reduce our cost of product sold. However, if those estimates are incorrect or other market events outside of our control occur, such activities could generate a loss in future periods which would increase our cost of product sold and potentially impair our profitability.
     The Board of Directors of our general partner has adopted a commodity risk management policy which places specified restrictions on all of our commodity risk management activities such as limits on the types of commodities, loss limits, time limits on contracts and limitations on our ability to enter into derivative contracts. The policy also requires the establishment of a risk management committee of senior executives. This committee is responsible for monitoring commodity risk management activities, establishing and maintaining timely reporting and establishing and monitoring specific limits on the various commodity risk management activities. These limits may be waived on a case-by-case basis by a majority vote of the risk management committee and/or Board of Directors, depending on the specific limit being waived. From time to time, for valid business reasons based on the facts and circumstances, authorization has been granted to allow specific commodity risk management positions to exceed established limits. If we sustain material losses from our risk management activities due to our failure to anticipate future events, a failure of the policy, incorrect waivers or otherwise, our ability to make distributions to our unitholders or pay interest or principal of any debt securities may be negatively impacted as a result of such loss.
We are dependent on our principal suppliers, which increases the risks from an interruption in supply and transportation.
     Through our supply procurement activities, we purchased approximately 50% of our propane from eight suppliers during fiscal 2005. In addition, during extended periods of colder than normal weather, suppliers may temporarily run out of propane necessitating the transportation of propane by truck, rail car or other means from other areas. If supplies from these sources were interrupted or difficulties in alternative transportation were to arise, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our margins could be reduced.

The availability of cash from our credit facilities may be impacted by many factors beyond our control.
     We typically borrow on the operating partnership’s bank credit facility or sell accounts receivable under its accounts receivable securitization facility to fund our working capital requirements. We may also borrow on the operating partnership’s bank credit facility to fund distributions to our unitholders. We purchase product from suppliers and make payments with terms that are typically within five to ten days of delivery. We believe that the availability of cash from the operating partnership’s bank credit facility and the accounts receivable securitization facility will be sufficient to meet our future working capital needs. However, if we were to experience an unexpected significant increase in working capital requirements or have insufficient funds to fund distributions, this need could exceed our immediately available resources. Events that could cause increases in working capital borrowings or letter of credit requirements may include:
•	a significant increase in the cost of propane;

•	a significant delay in the collections of accounts receivable;

•	increased volatility in energy commodity prices related to risk management activities;

•	increased liquidity requirements imposed by insurance providers;

•	a significant downgrade in our credit rating;

•	decreased trade credit; or

•	a significant acquisition.
     As is typical in our industry, our retail customers generally do not pay upon receipt, but pay between thirty and sixty days after delivery. During the winter heating season, we experience significant increases in accounts receivable and inventory levels and thus a significant decline in working capital availability. Although we have the ability to fund working capital with borrowings from the operating partnership’s bank credit facility and sales of accounts receivable under its accounts receivable securitization facility, we cannot predict the effect that increases in propane prices and colder than normal winter weather may have on future working capital availability.
We may not be successful in making acquisitions and any acquisitions we make may not result in our anticipated results; in either case, potentially limiting our growth, limiting our ability to compete and impairing our results of operations.
     We have historically expanded our business through acquisitions. We regularly consider and evaluate opportunities to acquire local, regional and national propane distributors. We may choose to finance these acquisitions through internal cash flow, external borrowings or the issuance of additional common units or other securities. We have substantial competition for acquisitions of propane companies among the publicly-traded master limited partnerships. Although we believe there are numerous potential large and small acquisition candidates in our industry, there can be no assurance that:
•	we will be able to acquire any of these candidates on economically acceptable terms;

•	we will be able to successfully integrate acquired operations with any expected cost savings;

•	any acquisitions made will not be dilutive to our earnings and distributions;

•	any additional equity we issue as consideration for an acquisition will not be dilutive to our unitholders; or

•	any additional debt we incur to finance an acquisition will not affect the operating partnership’s ability to make distributions to Ferrellgas Partners or service the operating partnership’s existing debt.
We are subject to operating and litigation risks, which may not be covered by insurance.
     Our operations are subject to all operating hazards and risks normally incidental to the handling, storing and delivering of combustible liquids such as propane. As a result, we have been, and are likely to be, a defendant in various legal proceedings arising in the ordinary course of business. We will maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, we cannot guarantee that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available in the future at economical prices.
Risks Inherent to an Investment in Our Equity
We may sell additional limited partner interests, diluting existing interests of unitholders.
     The partnership agreement of Ferrellgas Partners generally allows Ferrellgas Partners to issue additional limited partner interests and other equity securities. When Ferrellgas Partners issues additional equity securities, a unitholder’s proportionate partnership interest will decrease. Such an issuance could negatively affect the amount of cash distributed to unitholders and the market price of common units. The issuance of additional common units will also diminish the relative voting strength of the previously outstanding common units.
Cash distributions are not guaranteed and may fluctuate with our performance and other external factors.
     Although we are required to distribute all of our “available cash,” we cannot guarantee the amounts of available cash that will be distributed to the holders of our equity securities. Available cash is generally all of our cash receipts, less cash disbursements and adjustments for net changes in reserves. The actual amounts of available cash will depend upon numerous factors, including:
•	cash flow generated by operations;

•	weather in our areas of operation;

•	borrowing capacity under our credit facilities;

•	principal and interest payments made on our debt;

•	the costs of acquisitions, including related debt service payments;

•	restrictions contained in debt instruments;

•	issuances of debt and equity securities;

•	fluctuations in working capital;

•	capital expenditures;

•	adjustments in reserves made by our general partner in its discretion;

•	prevailing economic conditions; and

•	financial, business and other factors, a number of which will be beyond our control.
     Cash distributions are dependent primarily on cash flow, including from reserves and, subject to limitations, working capital borrowings. Cash distributions are not dependent on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.
Our general partner has broad discretion to determine the amount of “available cash” for distribution to holders of our equity securities through the establishment and maintenance of cash reserves, thereby potentially lessening and limiting the amount of “available cash” eligible for distribution.
     Our general partner determines the timing and amount of our distributions and has broad discretion in determining the amount of funds that will be recognized as “available cash.” Part of this discretion comes from the ability of our general partner to establish and make additions to our reserves. Decisions as to amounts to be placed in or released from reserves have a direct impact on the amount of available cash for distributions because increases and decreases in reserves are taken into account in computing available cash. Funds within or added to our reserves are not considered to be “available cash” and are therefore not required to be distributed. Each fiscal quarter, our general partner may, in its reasonable discretion, determine the amounts to be placed in or released from reserves, subject to restrictions on the purposes of the reserves. Reserves may be made, increased or decreased for any proper purpose, including, but not limited to, reserves:
•	to comply with the terms of any of our agreements or obligations, including the establishment of reserves to fund the payment of interest and principal in the future of any debt securities of Ferrellgas Partners or the operating partnership;

•	to provide for level distributions of cash notwithstanding the seasonality of our business; and

•	to provide for future capital expenditures and other payments deemed by our general partner to be necessary or advisable.
     The decision by our general partner to establish, increase or decrease our reserves may limit the amount of cash available for distribution to holders of our equity securities. Holders of our equity securities will not receive payments required by such securities unless we are able to first satisfy our own obligations and the establishment of any reserves. See the first risk factor under “— Risks Arising from Our Partnership Structure and Relationship with Our General Partner.”

The debt agreements of Ferrellgas Partners and the operating partnership may limit their ability to make distributions to holders of their equity securities.
     The debt agreements governing Ferrellgas Partners’ and the operating partnership’s outstanding indebtedness contain restrictive covenants that may limit or prohibit distributions to holders of their equity securities under various circumstances. Ferrellgas Partners’ existing indenture generally prohibits it from:
•	making any distributions to unitholders if an event of default exists or would exist when such distribution is made;

•	if its consolidated fixed charge coverage ratio as defined in the indenture is greater than 1.75 to 1.00, distributing amounts in excess of 100% of available cash for the immediately preceding fiscal quarter; or

•	if its consolidated fixed charge coverage ratio as defined in the indenture is less than or equal to 1.75 to 1.00, distributing amounts in excess of $25.0 million less any restricted payments made for the prior sixteen fiscal quarters plus the aggregate cash contributions made to us during that period.
See the first risk factor under “— Risks Arising from Our Partnership Structure and Relationship with Our General Partner” for a description of the restrictions on the operating partnership’s ability to distribute cash to Ferrellgas Partners. Any indenture applicable to future issuances of debt securities by Ferrellgas Partners or the operating partnership may contain restrictions that are the same as or similar to those in their existing debt agreements.
The distribution priority to our common units owned by the public terminates no later than April 30, 2010.
     Assuming that the restrictions under our debt agreements are met, our partnership agreements require us to distribute 100% of our available cash to our unitholders on a quarterly basis. Available cash is generally all of our cash receipts, less cash disbursements and adjustments for net changes in reserves. Currently, the common units owned by the public have a right to receive distributions of available cash before any distributions of available cash are made on the common units owned by Ferrell Companies. We must pay a distribution on the publicly-held common units before we pay a distribution on the common units held by Ferrell Companies. If there exists an outstanding amount of deferred distributions on the common units held by Ferrell Companies of $36.0 million, the common units held by Ferrell Companies will be paid in the same manner as the publicly-held common units. While there are any deferred distributions outstanding on common units held by Ferrell Companies, we may not increase the distribution to our public common unitholders above the highest quarterly distribution paid on our common units for any of the immediately preceding four fiscal quarters. After payment of all required distributions, we will use remaining available cash to reduce any amount previously deferred on the common units held by Ferrell Companies.
     This distribution priority right is scheduled to end April 30, 2010, or earlier if there is a change of control, we dissolve or Ferrell Companies sells all of our common units held by it. Whether an extension of the expiration of the distribution priority is likely or unlikely involves several factors that are not currently known and/or cannot be assessed until a time closer to the expiration date. The termination of this distribution priority may lower the market price for our common units.
Persons owning 20% or more of Ferrellgas Partners’ common units cannot vote. This limitation does not apply to common units owned by Ferrell Companies, our general partner and its affiliates.
     All common units held by a person that owns 20% or more of Ferrellgas Partners’ common units cannot be voted. This provision may:
•	discourage a person or group from attempting to remove our general partner or otherwise change management; and

•	reduce the price at which our common units will trade under various circumstances.
     This limitation does not apply to our general partner and its affiliates. Ferrell Companies, the parent of our general partner, owns all of the outstanding capital stock of our general partner in addition to beneficially owning approximately 31% of our common units.
Risks Arising from Our Partnership Structure and Relationship with Our General Partner
Ferrellgas Partners is a holding entity and has no material operations or assets. Accordingly, Ferrellgas Partners is dependent on distributions from the operating partnership to service its obligations. These distributions are not guaranteed and may be restricted.
     Ferrellgas Partners is a holding entity for our subsidiaries, including the operating partnership. Ferrellgas Partners has no material operations and only limited assets. Ferrellgas Partners Finance Corp. is Ferrellgas Partners’ wholly-owned finance subsidiary, serves as a co-obligor on any of Ferrellgas Partners’ debt securities, conducts no business and has nominal assets.

Accordingly, Ferrellgas Partners is dependent on cash distributions from the operating partnership and its subsidiaries to service obligations of Ferrellgas Partners. The operating partnership is required to distribute all of its available cash each fiscal quarter, less the amount of cash reserves that our general partner determines is necessary or appropriate in its reasonable discretion to provide for the proper conduct of our business, to provide funds for distributions over the next four fiscal quarters or to comply with applicable law or with any of our debt or other agreements. This discretion may limit the amount of available cash the operating partnership may distribute to Ferrellgas Partners each fiscal quarter. Holders of Ferrellgas Partners’ securities will not receive payments required by those securities unless the operating partnership is able to make distributions to Ferrellgas Partners after the operating partnership first satisfies its obligations under the terms of its own borrowing arrangements and reserves any necessary amounts to meet its own financial obligations.
     In addition, the various agreements governing the operating partnership’s indebtedness and other financing transactions permit quarterly distributions only so long as each distribution does not exceed a specified amount, the operating partnership meets a specified financial ratio and no default exists or would result from such distribution. Those agreements include the indentures governing the operating partnership’s existing notes, a bank credit facility and an accounts receivable securitization facility. Each of these agreements contain various negative and affirmative covenants applicable to the operating partnership and some of these agreements require the operating partnership to maintain specified financial ratios. If the operating partnership violates any of these covenants or requirements, a default may result and distributions would be limited. These covenants limit the operating partnership’s ability to, among other things:
•	incur additional indebtedness;

•	engage in transactions with affiliates;

•	create or incur liens;

•	sell assets;

•	make restricted payments, loans and investments;

•	enter into business combinations and asset sale transactions; and

•	engage in other lines of business.
The ownership of our general partner could change if Ferrell Companies defaults on its outstanding indebtedness.
     Ferrell Companies owns all of the outstanding capital stock of our general partner in addition to approximately 31% of our common units. During fiscal 2005, Ferrell Companies had pledged 30% of our common units against approximately $49.3 million of variable interest debt, net of pledged cash reserves, with a scheduled maturity of December 2011. In addition to its cash reserves, Ferrell Companies’ primary sources of income to pay its debt are dividends that Ferrell Companies receives from our general partner and distributions received on the common units it holds. For fiscal 2005, Ferrell Companies received approximately $38.2 million from these sources. If Ferrell Companies defaults on its debt, its lenders could acquire control of our general partner and the common units owned by it. In that case, the lenders could change management of our general partner and operate the general partner with different objectives than current management.
Unitholders have limits on their voting rights; our general partner manages and operates us, thereby generally precluding the participation of our unitholders in operational decisions.
     Our general partner manages and operates us. Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business. Amendments to the agreement of limited partnership of Ferrellgas Partners may be proposed only by or with the consent of our general partner. Proposed amendments must generally be approved by holders of at least a majority of our common units.
     Unitholders will have no right to elect our general partner on an annual or other continuing basis, and our general partner may not be removed except pursuant to:
•	the vote of the holders of at least 66 2/3% of the outstanding units entitled to vote thereon, which includes the common units owned by our general partner and its affiliates; and

•	upon the election of a successor general partner by the vote of the holders of not less than a majority of the outstanding common units entitled to vote.
Because Ferrell Companies is the parent of our general partner and beneficially owns approximately 31% of our outstanding common units and James E. Ferrell, the President, Chief Executive Officer and Chairman of the Board of Directors of our general partner, beneficially owns 7% of our outstanding common units, amendments to the agreement of limited partnership of Ferrellgas Partners or the removal of our general partner may not be made if neither Ferrell Companies nor Mr. Ferrell consent to such action.

Our general partner has a limited call right with respect to the limited partner interests of Ferrellgas Partners.
     If at any time less than 20% of the then-issued and outstanding limited partner interests of any class of Ferrellgas Partners are held by persons other than our general partner and its affiliates, our general partner has the right, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons at a price generally equal to the then-current market price of limited partner interests of such class. As a consequence, a unitholder may be required to sell its common units at a time when the unitholder may not desire to sell them or at a price that is less than the price desired to be received upon such sale.
Unitholders may not have limited liability in specified circumstances and may be liable for the return of distributions.
     The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right, or the exercise of the right by the limited partners as a group, to:
•	remove or replace our general partner;

•	make specified amendments to our partnership agreements; or

•	take other action pursuant to our partnership agreements that constitutes participation in the “control” of our business, then the limited partners could be held liable in some circumstances for our obligations to the same extent as a general partner.
     In addition, under some circumstances a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Unitholders will not be liable for assessments in addition to their initial capital investment in our common units. Under Delaware General Corporate Law, we may not make a distribution to our unitholders if the distribution causes all our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities for which recourse is limited to specific property are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated the Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee that becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to that assignee at the time such assignee became a limited partner if the liabilities could not be determined from the partnership agreements.
Our general partner’s liability to us and our unitholders may be limited.
     The partnership agreements of Ferrellgas Partners and the operating partnership contain language limiting the liability of our general partner to us and to our unitholders. For example, those partnership agreements provide that:
•	the general partner does not breach any duty to us or our unitholders by borrowing funds or approving any borrowing; our general partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to our general partner;

•	our general partner does not breach any duty to us or our unitholders by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of available cash and cash from operations contained in our partnership agreements; and

•	our general partner does not breach any standard of care or duty by resolving conflicts of interest unless our general partner acts in bad faith.
The modifications of state law standards of fiduciary duty contained in our partnership agreements may significantly limit the ability of unitholders to successfully challenge the actions of our general partner as being a breach of what would otherwise have been a fiduciary duty. These standards include the highest duties of good faith, fairness and loyalty to the limited partners. Such a duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction for which it has a conflict of interest. Under our partnership agreements, our general partner may exercise its broad discretion and authority in our management and the conduct of our operations as long as our general partner’s actions are in our best interest.
Our general partner and its affiliates may have conflicts with us.
     The directors and officers of our general partner and its affiliates have fiduciary duties to manage itself in a manner that is beneficial to its stockholder. At the same time, our general partner has fiduciary duties to manage us in a manner that is beneficial to us and our unitholders. Therefore, our general partner’s duties to us may conflict with the duties of its officers and directors to its stockholder.
     Matters in which, and reasons that, such conflicts of interest may arise include:
•	decisions of our general partner with respect to the amount and timing of our cash expenditures, borrowings, acquisitions, issuances of additional securities and changes in reserves in any quarter may affect the amount of incentive distributions we are obligated to pay our general partner;

•	borrowings do not constitute a breach of any duty owed by our general partner to our unitholders even if these borrowings have the purpose or effect of directly or indirectly enabling us to make distributions to the holder of our incentive distribution rights, currently our general partner, or to hasten the expiration of the deferral period with respect to the common units held by Ferrell Companies;

•	we do not have any employees and rely solely on employees of our general partner and its affiliates;

•	under the terms of our partnership agreements, we must reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us;

•	our general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or causing us to enter into additional contractual arrangements with any of such entities;

•	neither our partnership agreements nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arms-length negotiations;

•	whenever possible, our general partner limits our liability under contractual arrangements to all or a portion of our assets, with the other party thereto having no recourse against our general partner or its assets;

•	our partnership agreements permit our general partner to make these limitations even if we could have obtained more favorable terms if our general partner had not limited its liability;

•	any agreements between us and our general partner or its affiliates will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner or such affiliates in favor of us; therefore, our general partner will be primarily responsible for enforcing those obligations;

•	our general partner may exercise its right to call for and purchase common units as provided in the partnership agreement of Ferrellgas Partners or assign that right to one of its affiliates or to us;

•	our partnership agreements provide that it will not constitute a breach of our general partner’s fiduciary duties to us for its affiliates to engage in activities of the type conducted by us, other than retail propane sales to end users in the continental United States in the manner engaged in by our general partner immediately prior to our initial public offering, even if these activities are in direct competition with us;

•	our general partner and its affiliates have no obligation to present business opportunities to us;

•	our general partner selects the attorneys, accountants and others who perform services for us. These persons may also perform services for our general partner and its affiliates. Our general partner is authorized to retain separate counsel for us or our unitholders, depending on the nature of the conflict that arises; and

•	Mr. Ferrell is the President and Chief Executive Officer of our general partner and the Chairman of its Board of Directors. Mr. Ferrell also owns other companies with whom we conduct our ordinary business operations. Mr. Ferrell’s ownership of these entities may conflict with his duties as an officer and director of our general partner, including our relationship and conduct of business with any of Mr. Ferrell’s companies.
See “Conflicts of Interest” and “Fiduciary Responsibilities.”
Ferrell Companies may transfer the ownership of our general partner which could cause a change of our management and affect the decisions made by our general partner regarding resolutions of conflicts of interest.
     Ferrell Companies, the owner of our general partner, may transfer the capital stock of our general partner without the consent of our unitholders. In such an instance, our general partner will remain bound by our partnership agreements. If, however, through share ownership or otherwise, persons not now affiliated with our general partner were to acquire its general partner interest in us or effective control of our general partner, our management and resolutions of conflicts of interest, such as those described above, could change substantially.

Our general partner may voluntarily withdraw or sell its general partner interest.
     Our general partner may withdraw as the general partner of Ferrellgas Partners and the operating partnership without the approval of our unitholders. Our general partner may also sell its general partner interest in Ferrellgas Partners and the operating partnership without the approval of our unitholders. Any such withdrawal or sale could have a material adverse effect on us and could substantially change the management and resolutions of conflicts of interest, as described above.
Our general partner can protect itself against dilution.
     Whenever we issue equity securities to any person other than our general partner and its affiliates, our general partner has the right to purchase additional limited partner interests on the same terms. This allows our general partner to maintain its partnership interest in us. No other unitholder has a similar right. Therefore, only our general partner may protect itself against dilution caused by our issuance of additional equity securities.
Tax Risks
The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to our unitholders.
     The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. We believe that, under current law, we have been and will continue to be classified as a partnership for federal income tax purposes. One of the requirements for such classification is that at least 90% of our gross income for each taxable year has been and will be “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code. Whether we will continue to be classified as a partnership in part depends on our ability to meet this qualifying income test in the future.
     If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, currently, 35% at the federal level, and we would probably pay additional state income taxes as well. In addition, distributions would generally be taxable to the recipient as corporate distributions and no income, gains, losses or deductions would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, the cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders and thus would likely result in a substantial reduction in the value of our common units.
     A change in current law or a change in our business could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreements provide that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, provisions of our partnership agreements will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of such law on us.
A successful IRS contest of the federal income tax positions we take may reduce the market value of our common units and the costs of any contest will be borne by us and therefore indirectly by our unitholders and our general partner.
     We have not requested any ruling from the IRS with respect to:
•	our classification as a partnership for federal income tax purposes; or

•	whether our propane operations generate “qualifying income” under Section 7704 of the Internal Revenue Code.
The IRS may adopt positions that differ from those expressed herein or from the positions we take. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of the positions we take, and some or all of these positions ultimately may not be sustained. Any contest with the IRS may materially reduce the market value of our common units and the prices at which our common units trade. In addition, our costs of any contest with the IRS will be borne by us and therefore indirectly by our unitholders and our general partner.
Unitholders may be required to pay taxes on income from us even if unitholders do not receive any cash distributions from us.
     A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on its share of our taxable income, even if it does not receive cash distributions from us. A unitholder may not receive cash distributions equal to its share of our taxable income or even the tax liability that results from that income. Further, a unitholder may incur a tax liability in excess of the amount of cash it receives upon the sale of its units.

The ratio of taxable income to cash distributions could be higher or lower than our estimates, which could result in a material reduction of the market value of our common units.
     We estimate that a person who acquires common units in an offering pursuant to this prospectus and owns those common units through the period ending on the record date for the cash distribution payable for the fiscal quarter ended July 31, 2008, will be allocated, on a cumulative basis, an amount of federal taxable income that will be less than 10% of the cumulative cash distributed to such person for those periods. The taxable income allocable to a unitholder for subsequent periods may constitute an increasing percentage of distributable cash. These estimates are based on several assumptions and estimates that are subject to factors beyond our control. Accordingly, the actual percentage of distributions that will constitute taxable income could be higher or lower and any differences could result in a material reduction in the market value of our common units.
There are limits on the deductibility of losses
     In the case of unitholders subject to the passive loss rules (generally, individuals, closely held corporations and regulated investment companies), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including passive activities or investments. Unused losses may be deducted when the unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A unitholder’s share of our net passive income may be offset by unused losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly-traded partnerships.
Tax gain or loss on the disposition of our common units could be different than expected.
     If a unitholder sells its common units, the unitholder will recognize a gain or loss equal to the difference between the amount realized and its tax basis in those common units. Prior distributions in excess of the total net taxable income the unitholder was allocated for a common unit, which decreased its tax basis in that common unit, will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than its tax basis in that common unit, even if the price you receive is less than its original cost. A substantial portion of the amount realized, whether or not representing a gain, will likely be ordinary income to that unitholder. Should the IRS successfully contest some positions we take, a selling unitholder could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if a unitholder sells its units, the unitholder may incur a tax liability in excess of the amount of cash that unitholder receives from the sale.
Tax-exempt entities, regulated investment companies, and foreign persons face unique tax issues from owning common units that may result in additional tax liability or reporting requirements for them.
     An investment in common units by tax-exempt entities, such as employee benefit plans, individual retirement accounts, regulated investment companies, generally known as mutual funds, and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to them. Very little of our income will be qualifying income to a regulated investment company or mutual fund. Distributions to non-U.S. persons will be reduced by withholding taxes, at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and generally pay tax on their share of our taxable income.
Our tax shelter registration could increase the risk of a potential IRS audit.
     We are registered with the IRS as a tax shelter. The IRS has issued to us the following tax shelter registration number: 94201000010. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The tax laws require that some types of entities, including some partnerships, register as “tax shelters” in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. The rights of a unitholder owning less than a 1% interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. A unitholder will bear the cost of any expenses incurred in connection with an examination of its personal tax return.
Reporting of partnership tax information is complicated and subject to audits; we cannot guarantee conformity to IRS requirements.
     We will furnish each unitholder with a Schedule K-1 that sets forth that unitholder’s allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. If any of the information on these schedules is successfully challenged by the IRS, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Unitholders may lose tax benefits as a result of nonconforming depreciation conventions.
     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of our common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury Regulations. A successful IRS challenge to those positions could reduce the amount of tax benefits available to our unitholders. A successful challenge could also affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s tax returns.
As a result of investing in our common units, a unitholder will likely be subject to state and local taxes and return filing requirements in jurisdictions where it does not live.
     In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We currently conduct business in 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Canada. It is a unitholder’s responsibility to file all required United States federal, state and local tax returns.
States may subject partnerships to entity-level taxation in the future; thereby decreasing the amount of cash available to us for distributions and potentially causing a decrease in our distribution levels, including a decrease in the minimum quarterly distribution.
     Because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to unitholders would be reduced. The partnership agreements of Ferrellgas Partners and the operating partnership each provide that if a law is enacted or existing law is modified or interpreted in a manner that subjects one or both partnerships to taxation as a corporation or otherwise subjects one or both partnerships to entity-level taxation for federal, state or local income tax purposes, provisions of one or both partnership agreements will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of those taxes.
Unitholders may have negative tax consequences if we default on our debt or sell assets.
     If we default on any of our debt, the lenders will have the right to sue us for non-payment. That action could cause an investment loss and negative tax consequences for our unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.
Recently enacted tax legislation may make investments in corporations more attractive than they used to be when compared to investments in our common units.
     The Jobs and Growth Tax Relief Reconciliation Act of 2003 generally reduces the maximum tax rate on particular dividends paid by particular corporations to individuals to 15% in 2003 through 2008 and, for taxpayers in the 10% and 15% ordinary income tax brackets, to 5% in 2003 through 2007 and to zero in 2008. The Tax Relief Reconciliation Act also reduces the maximum tax rate for an individual to 35% and the maximum tax rate applicable to net long-term capital gains of an individual to 15%. Absent further legislation, the maximum 15% tax rate on long-term capital gains will cease to apply to taxable years beginning after December 31, 2008 and will increase to 20% for taxable years beginning thereafter. The Tax Relief Reconciliation Act may cause some investments in corporations to be more attractive to individual investors than they used to be when compared to an investment in our common units and could materially affect the value of our common units.
Conflicts of Interest
     Conflicts of interest could arise as a result of the relationships between us, on the one hand, and our general partner and its affiliates, on the other. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its stockholder. At the same time, our general partner has fiduciary duties to manage us in a manner beneficial to us and our unitholders. The duties of our general partner to us and our unitholders, therefore, may conflict with the duties of the directors and officers of our general partner to its stockholder.

     Matters in which, and reasons that, such conflicts of interest may arise include:
•	decisions of our general partner with respect to the amount and timing of our cash expenditures, borrowings, acquisitions, issuances of additional securities and changes in reserves in any quarter may affect the amount of incentive distributions we are obligated to pay our general partner;

•	borrowings do not constitute a breach of any duty owed by our general partner to our unitholders even if these borrowings have the purpose or effect of directly or indirectly enabling us to make distributions to the holder of our incentive distribution rights, currently our general partner, or to hasten the expiration of the deferral period with respect to the common units held by Ferrell Companies;

•	we do not have any employees and rely solely on employees of our general partner and its affiliates;

•	under the terms of our partnership agreements, we must reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us;

•	our general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or causing us to enter into additional contractual arrangements with any of such entities;

•	neither our partnership agreements nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arms-length negotiations;

•	whenever possible, our general partner limits our liability under contractual arrangements to all or a portion of our assets, with the other party thereto having no recourse against our general partner or its assets;

•	our partnership agreements permit our general partner to make these limitations even if we could have obtained more favorable terms if our general partner had not limited its liability;

•	any agreements between us and our general partner or its affiliates will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner or such affiliates in favor of us; therefore, our general partner will be primarily responsible for enforcing those obligations;

•	our general partner may exercise its right to call for and purchase common units as provided in the partnership agreement of Ferrellgas Partners or assign that right to one of its affiliates or to us;

•	our partnership agreements provide that it will not constitute a breach of our general partner’s fiduciary duties to us for its affiliates to engage in activities of the type conducted by us, other than retail propane sales to end users in the continental United States in the manner engaged in by our general partner immediately prior to our initial public offering, even if these activities are in direct competition with us;

•	our general partner and its affiliates have no obligation to present business opportunities to us;

•	our general partner selects the attorneys, accountants and others who perform services for us. These persons may also perform services for our general partner and its affiliates. Our general partner is authorized to retain separate counsel for us or our unitholders, depending on the nature of the conflict that arises; and

•	Mr. Ferrell is the President and Chief Executive Officer of our general partner and the Chairman of its Board of Directors. Mr. Ferrell also owns other companies with whom we conduct our ordinary business operations. Mr. Ferrell’s ownership of these entities may conflict with his duties as an officer and director of our general partner, including our relationship and conduct of business with any of Mr. Ferrell’s companies.
Fiduciary Responsibilities
     Unless otherwise provided for in a partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit the general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Our partnership agreements expressly permit our general partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and us or our unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of our unitholders. In addition, the partnership agreement of Ferrellgas Partners provides that a purchaser of common units is deemed to have consented to specified conflicts of interest and actions of our general partner and its affiliates that might otherwise be prohibited, including those described above, and to have agreed that such conflicts of interest and actions do not constitute a breach by our general partner of any duty stated or implied by law or equity. Our general partner will not be in breach of its obligations under our partnership agreements or its duties to us or our unitholders if the resolution of such conflict is fair and reasonable to us. Any resolution of a conflict approved by the audit committee of our general partner is conclusively deemed fair and reasonable to us. The latitude given in our partnership agreements to our general partner in resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty.
     The partnership agreements of Ferrellgas Partners and the operating partnership expressly limit the liability of our general partner by providing that our general partner, its affiliates and their officers and directors will not be liable for monetary damages to us, our unitholders or assignees thereof for errors of judgment or for any acts or omissions if our general partner and such other persons acted in good faith. In addition, we are required to indemnify our general partner, its affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by our general partner or such other persons if our general partner or such persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, the best interests of us and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.
ACQUISITION TRANSACTIONS
     By means of this prospectus, we may offer for sale common units representing limited partner interests in us in connection with acquisitions by us or our subsidiaries of the businesses, assets or securities of other entities. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. The amount and type of consideration that we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or the persons who control the businesses, assets or securities that we may acquire. We expect that the price of the common units that we issue will be related to their market price, either when we agree to the particular acquisition, when we issue the common units or during some other negotiated period. We may issue common units at fixed offering prices, which may be changed, or at other negotiated prices.
TAX CONSEQUENCES
     This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the actual tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are to Ferrellgas Partners, L.P. and the operating partnership.
     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, this discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders that may be subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, that unitholder’s own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to that unitholder of the ownership or disposition of our common units.
     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section entitled “Tax Consequences” are, unless otherwise noted, the opinion of Mayer, Brown, Rowe & Maw LLP, counsel to us and our general partner, and are, to the extent noted herein, based on the accuracy of various factual matters.
     No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders, other than a ruling we received relating to our taxable year. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this prospectus may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially reduce the prices at which our common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
     For the reasons described below, Mayer, Brown, Rowe & Maw LLP has not rendered an opinion with respect to the following specific federal income tax issues:
•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; see “—Tax Consequences of Unit Ownership—Treatment of Short Sales;”

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations; see “—Disposition of Common Units—Allocations Between Transferors and Transferees;” and

•	whether our method for depreciating Section 743 adjustments is sustainable; see “—Tax Consequences of Unit Ownership—Section 754 Election.”
Partnership Status
     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account that partner’s allocable share of items of income, gain, loss and deduction of the partnership in computing that partner’s federal income tax liability, regardless of whether cash distributions are made. In most cases, distributions by a partnership to a partner are not taxable unless the amount of any cash distributed is in excess of the partner’s adjusted basis in that partner’s partnership interest.
     No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we rely on the opinion of Mayer, Brown, Rowe & Maw LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, that we and the operating partnership will each be classified as a partnership for federal income tax purposes so long as:
•	we do not elect to be treated as a corporation; and

•	for each taxable year, more than 90% of our gross income has been and continues to be “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
     Qualifying income includes income and gains from the processing, refining, transportation and marketing of crude oil, natural gas and products thereof, including the transportation and retail and wholesale marketing of propane. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We believe that more than 90% of our income has been, and will be, within one or more categories of income that are qualifying income. The portion of our income that is qualifying income can change from time to time.
     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and as if we had then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and should be tax-free to a unitholder so long as that unitholder does not have liabilities allocated to that unitholder in excess of the tax basis in that unitholder’s units. Thereafter, we would be treated as a corporation for federal income tax purposes.
     If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits) or (in the absence of earnings and profits or any amount in excess of earnings and profits) a nontaxable return of capital (to the extent of the tax basis in that unitholder’s common units) or taxable capital gain (after the tax basis in that unitholder’s common units is reduced to zero). Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our common units.
     The discussion below in this section entitled “Tax Consequences” assumes that we will be treated as a partnership for federal income tax purposes.
Tax Treatment of Unitholders
Limited Partner Status
     Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and
•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as one of our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive particular federal income tax information or reports furnished to record holders of common units unless our common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose its status as one of our partners with respect to those common units for federal income tax purposes. See “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”
     No portion of our income, gains, deductions or losses is reportable by a unitholder who is not one of our partners for federal income tax purposes, and any cash distributions received by a unitholder who is not one of our partners for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.
     The following discussion in this section entitled “Tax Consequences” assumes that a unitholder is treated as one of our partners.
Tax Consequences of Unit Ownership
Flow-through of Taxable Income
     Each unitholder will be required to report on that unitholder’s income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income that unitholder’s allocable share of our income, gain, loss and deduction for our taxable year. Our taxable year is the calendar year.
Treatment of Partnership Distributions
     Except as described below, our distributions to a unitholder will not be taxable to that unitholder for federal income tax purposes to the extent of the tax basis in that unitholder’s common units immediately before the distribution. Except as described below, our cash distributions in excess of a unitholder’s tax basis will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, which are known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. See “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Partnership Losses.”
     A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease that unitholder’s share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the tax basis in that unitholder’s common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code and collectively referred to as “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed that unitholder’s proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to that unitholder. This latter deemed exchange will result in the unitholder’s realization of ordinary income which will equal the excess of:
•	the non-pro rata portion of that distribution; over

•	the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
Ratio of Taxable Income to Cash Distributions
     We estimate that a person who:
•	acquires common units in an offering pursuant to this prospectus; and

•	owns those common units through the period ending on the record date for the cash distribution payable for the fiscal quarter ended July 31, 2008, will be allocated, on a cumulative basis, an amount of federal taxable income that will be less than 10% of the cumulative cash distributed to such person for that period. The taxable income allocable to a unitholder for subsequent periods may constitute an increasing percentage of distributable cash. These estimates are based upon many assumptions regarding our business and operations, including assumptions about weather conditions in our area of operations, capital expenditures, cash flows and anticipated cash distributions. These estimates and our assumptions are subject to numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Furthermore, these estimates are based on current tax law and tax reporting positions with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower and any differences could materially affect the value of our common units.
Basis of Common Units
     A unitholder will have an initial tax basis for its common units equal to the amount that unitholder paid for our common units plus that unitholder’s share of our nonrecourse liabilities. That basis will be increased by that unitholder’s share of our income and by any increases in that unitholder’s share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions that that unitholder receives from us, by that unitholder’s share of our losses, by any decreases in that unitholder’s share of our nonrecourse liabilities and by that unitholder’s share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to our general partner, but will have a share, primarily based on that unitholder’s share of profits, of our nonrecourse liabilities. See “—Disposition of Common Units—Recognition of Gain or Loss.”
Limitations on Deductibility of Partnership Losses
     The deduction by a unitholder of that unitholder’s share of our losses will be limited to the unitholder’s tax basis in its common units and, in the case of an individual unitholder or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or particular tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause that unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss, above such gain, previously suspended by the at risk or basis limitations would no longer be utilizable.
     Subject to each unitholder’s specific tax situation, a unitholder will be at risk to the extent of the tax basis in that unitholder’s common units, excluding any portion of that basis attributable to that unitholder’s share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold that unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in that unitholder’s share of our nonrecourse liabilities.
     The passive loss limitations provide that individuals, estates, trusts and specific closely held corporations and personal service corporations can deduct losses from passive activities (which for the most part consist of activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations also apply to a regulated investment company (or “mutual fund”) holding an interest in a “qualified publicly-traded partnership.” See “—Tax-Exempt Organizations and Various Other Investors.” The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by us will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a unitholder’s share of our income may be deducted in full when that unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.
     A unitholder’s share of our net income may be offset by any suspended passive losses from us, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.
Limitations on Interest Deductions
     The deductibility of a non-corporate taxpayer’s “investment interest expense” is limited to the amount of such taxpayer’s “net investment income.” As noted, a unitholder’s net passive income from us will be treated as investment income for this purpose. In addition, the unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:
•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
     The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but in most cases does not include gains attributable to the disposition of property held for investment.
Allocation of Partnership Income, Gain, Loss and Deduction
     If we have a net profit, our items of income, gain, loss and deduction, after taking into account any special allocations required under our partnership agreement, will be allocated among our general partner and the unitholders in accordance with their respective percentage interests in us. At any time that cash distributions are made to the holders of our incentive distribution rights or a disproportionate distribution is made to a holder of our common units, gross income will be allocated to the recipients to the extent of such distributions. If we have a net loss, our items of income, gain, loss and deduction, after taking into account any special allocations required under our partnership agreement, will be allocated first, to the general partner and the unitholders in accordance with their respective percentage interests in us to the extent of their positive capital accounts, as maintained under our partnership agreements, and, second, to our general partner.
     Various items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner or any other person contributing property to us, and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, items of recapture income will be allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.
     Mayer, Brown, Rowe & Maw LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” the allocations in the partnership agreement of Ferrellgas Partners will be given effect for federal income tax purposes in determining how our income, gain, loss or deduction will be allocated among the holders of its equity that is outstanding immediately after an offering made pursuant to this prospectus.
Entity-Level Collections
     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend the partnership agreement of Ferrellgas Partners in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under that partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder could file a claim for credit or refund.

Treatment of Short Sales
     A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered to have disposed of ownership of those common units. If so, that unitholder would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:
•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

•	all of such distributions would appear to be treated as ordinary income.
     Mayer, Brown, Rowe & Maw LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See “—Disposition of Common Units—Recognition of Gain or Loss.”
Alternative Minimum Tax
     Each unitholder will be required to take into account that unitholder’s distributive share of any of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an adjustment item for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than that unitholder’s share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.
Tax Rates
     The highest effective United States federal income tax rate for individuals for 2006 is 35% and the maximum United States federal income tax rate for net capital gains of an individual that are recognized prior to January 1, 2009 is 15%, if the asset disposed of was held for more than 12 months at the time of disposition.
Section 754 Election
     We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election permits us to adjust a common unit purchaser’s tax basis in our assets under Section 743(b) of the Internal Revenue Code to reflect that unitholder’s purchase price when common units are purchased from a holder thereof. The Section 743(b) adjustment does not apply to a person who purchases common units pursuant to an initial offering by us (including a person who purchases the common units offered pursuant to this prospectus).
     The calculations that are required to determine a Section 743(b) adjustment are made additionally complex because common units held by the public have been issued pursuant to multiple offerings. For example, particular regulations require that the portion of the Section 743(b) adjustment that eliminates the effect of any unamortized difference in “book” and tax basis of recovery property to the holder of such a common unit be depreciated over the remaining recovery period of that property, but Treasury Regulation Section 1.167(c)-1(a)(6) may require that any such difference in “book” and tax basis of other property be depreciated over a different period. In addition, the holder of a common unit, other than a holder who purchased such common unit pursuant to an initial offering by us, may be entitled by reason of a Section 743(b) adjustment to amortization deductions in respect of property to which the traditional method of eliminating differences in “book” and tax basis applies but to which the holder of a common unit that is sold in an initial offering will not be entitled.
     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of our common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. Under the partnership agreement of Ferrellgas Partners, our general partner is authorized to take a position to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount that is paid therefor even if that position is not consistent with the Treasury Regulations.
     We intend to depreciate the portion of a Section 743(b) adjustment attributable to any unamortized difference between the “book” and tax basis of an asset in respect of which we use the remedial method in a manner that is consistent with the regulations under Section 743 of the Internal Revenue Code as to recovery property in respect of which the remedial allocation method is adopted. Such method is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position which may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. In addition, if common units held by the public other than those that are sold in an initial offering by us are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in “book” and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. Mayer, Brown, Rowe & Maw LLP is unable to opine as to the validity of any position that is described in this paragraph because there is no clear applicable authority.
     A Section 754 election is advantageous if the tax basis in a transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in its share of our assets for purposes of calculating, among other items, the transferee’s depreciation and amortization deductions and the transferee’s share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in such common units is lower than such common unit’s share of the aggregate tax basis of our assets immediately prior to the transfer. However, we would be required to make a Section 743(b) adjustment in connection with such transfer if the tax basis of our assets exceeds the value of our assets by more than $250,000 immediately after such transfer (a “Substantial Built-in Loss”), even if we had not made a Section 754 election. Thus, the fair market value of our common units may be affected either favorably or adversely by the election.
     The calculations involved in the Section 754 election are complex and will be made by us on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is amortizable over a longer period of time or under a less accelerated method than most of our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than that purchaser would have been allocated had the election not been revoked, but we would still be required to make Section 743(b) adjustments with respect to any Substantial Built-in Loss existing at the time such purchaser acquired our common units.
Tax Treatment of Operations
Accounting Method and Taxable Year
     We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income that unitholder’s share of our income, gain, loss and deduction for our taxable year ending within or with that unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include that unitholder’s share of our income, gain, loss and deduction in income for its taxable year, with the result that that unitholder will be required to include in income for its taxable year that unitholder’s share of more than one year of our income, gain, loss and deduction. See “—Disposition of Common Units—Allocations Between Transferors and Transferees.”
Initial Tax Basis, Depreciation and Amortization
     We will use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. Assets that we acquired from our general partner in connection with our formation initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the general partner immediately prior to our formation. The majority of the assets that we acquired after our formation had an initial tax basis equal to their cost, however some of our assets were contributed to us and had an initial tax basis equal to the contributor’s tax basis in those assets immediately prior to such contribution. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to an initial offering by us will be borne by unitholders holding interests in us prior to that offering. See “—Tax Consequences of Unit Ownership—Allocation of Partnership Income, Gain, Loss and Deduction.”
     We may elect to use permitted depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we acquire or construct in the future may be depreciated using accelerated methods permitted by the Internal Revenue Code.

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of that unitholder’s interest in us. See “—Tax Consequences of Unit Ownership—Allocation of Partnership Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”
     The costs that we incurred in our organization have previously been amortized over a period of 60 months. The costs incurred in selling our common units, i.e. syndication expenses, must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which have previously been amortized by us over a period of 60 months, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.
Valuation and Tax Basis of our Properties
     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values, and determinations of the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
Recognition of Gain or Loss
     Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus that unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale. Prior distributions from us in excess of cumulative net taxable income in respect of a common unit which decreased a unitholder’s tax basis in such common unit will, in effect, become taxable income if our common unit is sold at a price greater than the unitholder’s tax basis in such common unit, even if the price is less than that unitholder’s original cost.
     Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment attributable to an amortizable intangible asset described in Section 197 of the Internal Revenue Code after a sale of common units, a unitholder could realize additional gain from the sale of common units than had such convention been respected. See “—Tax Consequences of Unit Ownership—Section 754 Election.” In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to that unitholder of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other unitholders.
     Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will be taxed at a maximum rate of 15% for sales occurring prior to January 1, 2009. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by us. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of our common unit and may be recognized even if there is a net taxable loss realized on the sale of our common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.
     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a holder of common units will be unable to select high or low basis common units to sell, but, under the regulations, may designate specific common units sold for purposes of determining the holding period of the common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult that unitholder’s tax advisor as to the possible consequences of this ruling and application of the regulations.
     The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were actually sold at its fair market value, if the taxpayer or related persons enters into:
•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.
Allocations Between Transferors and Transferees
     In most cases, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.
     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Mayer, Brown, Rowe & Maw LLP is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.
     A unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deduction attributable to such quarter but will not be entitled to receive that cash distribution.
Notification Requirements
     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish specific information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.
Constructive Termination
     We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of our termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Tax-Exempt Organizations and Various Other Investors
     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may substantially increase the tax liability and requirements imposed on such persons.
     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.
     A regulated investment company (or “mutual fund”) is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or related sources, and net income derived from an interest in a “qualified publicly-traded partnership.” However, no more than 25% of the value of a regulated investment company’s total assets may be invested in the securities of one or more qualified publicly-traded partnerships. A qualified publicly-traded partnership is a publicly-traded partnership as to which less than 90% of its gross income for each taxable year consists of interest, dividends, gains from the sale of stocks or securities or foreign currency or related sources. We expect Ferrellgas Partners to be treated as a qualified publicly-traded partnership.
     Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence, they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Moreover, under rules applicable to publicly-traded partnerships, we will withhold at the highest effective tax rate applicable to individuals, currently 35%, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.
     In addition, because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain (as adjusted for changes in the foreign corporation’s “U.S. net equity”) which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a “qualified resident.” In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of our common units during the five-year period ending on the date of the disposition and if our common units are regularly traded on an established securities market at the time of the disposition.
Administrative Matters
Information Returns and Audit Procedures
     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which sets forth each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which in most cases will not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder’s share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of our common units.
     The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
     In most respects, partnerships are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners.

The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreements appoint our general partner as our Tax Matters Partner.
     The Tax Matters Partner will make various elections on our behalf and on behalf of the unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
     A unitholder must file a statement with the IRS identifying the treatment of any item on that unitholder’s federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.
Nominee Reporting
     Persons who hold an interest in us as a nominee for another person are required to furnish to us:
•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:
•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;
•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	particular information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report this information to us. The nominee is required to supply the beneficial owner of our common units with the information furnished to us.
Tax Shelter Reporting Rules
     Treasury Regulations require taxpayers to report particular information on Form 8886 if they participate in a “reportable transaction.” Unitholders may be required to file this form with the IRS. A transaction may be a reportable transaction based upon any of several factors. Unitholders are urged to consult with their own tax advisors concerning the application of any of these factors to their investment in our common units. Significant penalties may be imposed for failure to comply with these disclosure requirements. Disclosure and information maintenance obligations are also imposed on “material advisors” that organize, manage or sell interests in reportable transactions. Unitholders are urged to consult with their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure and information maintenance requirements.
Accuracy-Related Penalties
     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of particular listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.
     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds (i) the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000, or (ii) in the case of most corporations, the lesser of 10% of the tax required to be shown on the return for the taxable year or $10,000,000. The amount of any understatement subject to penalty is reduced if any portion is attributable to a position adopted on the return:
•	with respect to which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

This reduction does not apply to an understatement attributable to a “tax shelter,” a term that in this context does not appear to include us.
     An additional penalty tax applies to certain “listed transactions” and reportable transactions with a significant tax avoidance purposes (“reportable avoidance transactions”). The amount of the penalty is equal to 20% of any understatement of income tax attributable to an adequately disclosed reportable avoidance transaction. No penalty will be imposed, however, if the relevant facts affecting the tax treatment of the transaction are adequately disclosed, there is or was substantial authority for the claimed tax treatment, and the taxpayer reasonably believed that the claimed tax treatment was more likely than not the proper treatment. If the reportable avoidance transaction is not adequately disclosed, this exception will not apply and the penalty will be increased to 30% of the understatement.
     If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.
     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000, $10,000 for most corporations. If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
State, Local and Other Tax Consequences
     In addition to federal income taxes, unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on that unitholder’s investment in us. We currently conduct business in all 50 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.
     It is the responsibility of each unitholder to investigate the legal and tax consequences under the laws of pertinent states and localities of that unitholder’s investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, that unitholder’s own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Mayer, Brown, Rowe & Maw LLP has not rendered an opinion on the state or local tax consequences of an investment in us.
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS
     An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to:
•	the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, often referred to as ERISA; and

•	restrictions imposed by Section 4975 of the Internal Revenue Code.
For these purposes, the term “employee benefit plan” may include:
•	qualified pension, profit-sharing and stock bonus plans;

•	simplified employee pension plans; and

•	tax deferred annuities or individual retirement accounts established or maintained by an employer or employee organization.
     Prior to making an investment in us, consideration should be given to, among other things:

•	whether the investment is permitted under the terms of the employee benefit plan;

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA;

•	whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return; and

•	whether, as a result of the investment, the employee benefit plan will be required to file an exempt organization business income tax return with the IRS.
See “Tax Consequences—Disposition of Common Units—Tax-Exempt Organizations and Various Other Investors.”
     The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the employee benefit plan. A fiduciary should also consider whether the employee benefit plan will, by investing in us, be deemed to own an undivided interest in our assets. If so, our general partner would also be a fiduciary of the employee benefit plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also individual retirement accounts that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan. The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:
•	the equity interests acquired by employee benefit plans are publicly-offered securities; meaning the equity interests are:
•	widely held by 100 or more investors independent of us and each other;

•	freely transferable; and

•	registered under some provisions of the federal securities laws;
•	the entity is an “operating company;” meaning that it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority owned subsidiary or subsidiaries; or

•	there is no significant investment by employee benefit plan investors; meaning that less than 25% of the value of each class of equity interest, disregarding particular interests held by our general partner, its affiliates, and particular other persons, is held by:
•	the employee benefit plans referred to above;

•	individual retirement accounts; and

•	other employee benefit plans not subject to ERISA, including governmental plans.
     Our assets should not be considered “plan assets” under these regulations because it is expected that an investment in us will satisfy the requirements of the first bullet point immediately above.
     Plan fiduciaries contemplating an investment in us should consult with their own counsel regarding the potential consequences of such an investment under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or otherwise violate any applicable statutory provisions.

SELLING UNITHOLDERS
     In general, the persons to whom we issue common units under this prospectus will be able to resell those common units, subject to certain conditions, in the public markets without further registration and without being required to deliver a prospectus. However, certain persons who are “affiliates,” as defined in the SEC’s rules, of an entity acquired by us or any of our subsidiaries may be deemed “underwriters” in connection with the sale of our common units received hereunder, unless those common units are sold pursuant to the provisions of Rule 145 of the Securities Act. Sales of our common units by persons deemed “underwriters” may be made pursuant to this prospectus and the registration statement of which it is a part. For any such sales, we will provide information concerning the selling unitholders either in a post-effective amendment to the registration statement of which this prospectus is a part or in a prospectus supplement.
WHERE YOU CAN FIND MORE INFORMATION
Where Documents are Filed; Copies of Documents
     We file annual, quarterly and other reports and other information with the SEC. You may read and download our SEC filings over the Internet from several commercial document retrieval services as well as at the SEC’s website at http://www.sec.gov. You may also read and copy our SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the Public Reference Room and any applicable copy charges. You can also obtain information about us through the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our common units are listed.
     In addition, you may also access further information about us by visiting our website at http://www.ferrellgas.com. Please note that the information and materials found on our website, except for our SEC filings expressly described below, are not part of this prospectus and are not incorporated by reference into this prospectus.
Incorporation of Documents by Reference
     We have filed with the SEC a registration statement on Form S-4 with respect to the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by the SEC, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Instead, the SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose particular important information to you without actually including such information in this prospectus by simply referring you to another document that we filed separately with the SEC.
     The information we incorporate by reference is an important part of this prospectus and should be carefully read in conjunction with this prospectus and any prospectus supplement. Information that we file with the SEC after the date of this prospectus will automatically update and may supersede some of the information in this prospectus as well as information we previously filed with the SEC and that was incorporated by reference into this prospectus.
     The following documents are incorporated by reference into this prospectus:
•	the description of Ferrellgas Partners L.P.’s common units in its registration statement on Form 8-A/A, as filed with the SEC on December 7, 2005, and any amendments or reports filed to update the description;

•	the Annual Report on Form 10-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the fiscal year ended July 31, 2005, as filed with the SEC on October 14, 2005, as amended on Form 10-K/A filed with the SEC on November 10, 2005;

•	the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Partners Finance Corp. for the quarterly period ended October 31, 2005, as filed with the SEC on December 7, 2005;

•	the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Partners Finance Corp. for the quarterly period ended January 31, 2006, as filed with the SEC on March 10, 2006;

•	the Current Reports on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on December 7, 2005, and March 10, 2006; and

•	all reports or documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the earlier of the termination of the registration statement to which this prospectus relates or until we sell all of the securities offered by this prospectus.
     If information in any of these incorporated documents conflicts with information in this prospectus, any amendment to the registration statement or any prospectus supplement, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.
     You may request from us at no cost a copy of any document we incorporate by reference, excluding all exhibits to such incorporated documents (unless we have specifically incorporated by reference such exhibits either in this prospectus or in the incorporated document), by making such a request in writing or by telephone to the following address:
Ferrellgas, Inc.
7500 College Boulevard, Suite 1000
Overland Park, Kansas 66210
Attention: Investor Relations
(913) 661-1533
     Except as provided above, no other information (including information on our website) is incorporated by reference into this prospectus.
LEGAL MATTERS
     Particular legal matters related to the common units described in this prospectus have been and/or will be passed upon for us by Mayer, Brown, Rowe & Maw LLP.
EXPERTS
     The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Ferrellgas Partners, L.P.’s, Ferrellgas Partners Finance Corp.’s, Ferrellgas L.P.’s and Ferrellgas Finance Corp.’s Annual Report on Form 10-K for the year ended July 31, 2005, as amended on Form 10-K/A, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports relating to Ferrellgas Partners, L.P. and Ferrellgas, L.P. express an unqualified opinion and explanatory paragraph relating to a change in accounting principle), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements of Ferrellgas, Inc. and Subsidiaries incorporated in this prospectus by reference from Ferrellgas Partners, L.P.’s, Ferrellgas Partners Finance Corp.’s, Ferrellgas, L.P.’s and Ferrellgas Finance Corp.’s Current Report on Form 8-K dated December 7, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and explanatory paragraph relating to a change in accounting principle), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
FORWARD-LOOKING STATEMENTS
     This prospectus and the documents we have incorporated by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They often use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative of those terms or other variations of them or comparable terminology. These statements often discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future and are based upon the beliefs and assumptions of our management and on the information currently available to them. In particular, statements, express or implied, concerning our future operating results or our ability to generate sales, income or cash flow are forward-looking statements.
     Forward-looking statements are not guarantees of performance. You should not put undue reliance on any forward-looking statements. All forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. Many of the factors that will affect our future results are beyond our ability to control or predict.
     Some of our forward-looking statements include the following:
•	whether the operating partnership will have sufficient funds to meet its obligations, including its obligations under its debt securities, and to enable it to distribute to Ferrellgas Partners sufficient funds to permit Ferrellgas Partners to meet its obligations with respect to its existing debt and equity securities;

•	whether we and the operating partnership will continue to meet all of the quarterly financial tests required by the agreements governing our and its indebtedness; and

•	the expectation that propane and other liquid sales, cost of product sold, gross profit, operating income and net earnings will increase.

     For a more detailed description of these particular forward-looking statements and for other factors that may affect any forward-looking statements, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of our most recently filed Annual Report on Form 10-K and in Item 2 of our most recently-filed Quarterly Report on Form 10-Q, both as incorporated herein by reference. See “Where You Can Find More Information.”
     When considering any forward-looking statement, you should also keep in mind the risk factors described under the section entitled “Risk Factors” in this prospectus, and the section entitled “Item 1. Business—Risk Factors” of our most recently filed Annual Report on Form 10-K, or in the applicable prospectus supplement. See “Where You Can Find More Information.” Any of these risks could impair our business, financial condition or results of operation. Any such impairment may affect our ability to make distributions to our unitholders. In addition, the trading price of our common units could decline as a result of any such impairment. Except for our ongoing obligations to disclose material information as required by federal securities laws, we undertake no obligation to update any forward-looking statements after we distribute this prospectus and any applicable amendment to the registration statement of which this prospectus is a part, or any prospectus supplement.
     In addition, the classification of Ferrellgas Partners as a partnership for federal income tax purposes means that Ferrellgas Partners does not generally pay federal income taxes. Ferrellgas Partners does, however, pay taxes on the income of its subsidiaries that are corporations. Ferrellgas Partners relies on a legal opinion from its counsel, and not a ruling from the Internal Revenue Service, as to its proper classification for federal income tax purposes. See the section entitled “Risk Factors — Tax Risks — The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to our unitholders” in this prospectus.